SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Cadiz Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

127537207

(CUSIP Number)

July 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 127537207	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,897,382
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,897,382
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5% **
12	TYPE OF REPORTING PERSON* IA, OO
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 127537207	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,897,382
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,897,382
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5% **
12	TYPE OF REPORTING PERSON* HC, IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Common Stock, par value $0.01 per share (the “Common Stock”), of Cadiz Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Nokomis Capital through the accounts of certain private funds and managed accounts (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 1,897,382 shares of Common Stock held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 1,897,382 shares of Common Stock held by the Nokomis Accounts.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Cadiz Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

550 South Hope Street, Suite 2850

Los Angeles, California 90071

Item 2(a)	Name of Person Filing.

Nokomis Capital, L.L.C. (“Nokomis Capital”) and Mr. Brett Hendrickson.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

Item 2(c)	Citizenship or Place of Organization.

Nokomis Capital is a limited liability company organized under the laws of the State of Texas. Mr. Hendrickson is the principal of Nokomis Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

127537207

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Nokomis Capital and Mr. Hendrickson are the beneficial owners of 1,897,382 shares of Common Stock. This amount consists of 1,897,382 shares of Common Stock receivable upon conversion of presently convertible notes.

(b)	Nokomis Capital and Mr. Hendrickson are the beneficial owners of 10.5% of the outstanding Common Shares. This percentage is determined by dividing 1,897,382 by the sum of (i) 16,172,239, the number of shares of Common Stock issued and outstanding as of May 5, 2014, as reported in the Issuer’s Form 10-Q filed on May 8, 2014 and (ii) 1,897,382, the number of shares of Common Stock receivable by upon conversion of presently convertible notes held by the Nokomis Accounts.

(c)	Nokomis Capital, as the investment adviser to the Nokomis Accounts, may direct the vote and dispose of the 1,897,382 shares of Common Stock held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 1,897,382 shares of Common Stock held by the Nokomis Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2014

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson